CHARAH SOLUTIONS, INC.
12601 Plantside Dr,
Louisville, Kentucky 40299

May 19, 2021

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Attention:	Liz Packebusch

Re:	Charah Solutions, Inc. Request for Acceleration of Effectiveness Registration Statement on Form S-3 filed on May 12, 2021 File No. 333-256047

Dear Ms. Packebusch:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Charah Solutions, Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 to 4:00 p.m. (EDT) on Friday, May 21, 2021, or as soon as practicable thereafter.

Please contact our counsel, James A. Giesel of Frost Brown Todd LLC, at (502) 568-0307 or jgiesel@fbtlaw.com, with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Giesel when this request for acceleration of effectiveness of the Registration Statement has been granted.

Thank you for your assistance with this matter.

Sincerely,

CHARAH SOLUTIONS, INC.

By:	/s/ Scott A. Sewell
Scott A. Sewell
Chief Executive Officer and President